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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                  (RULE 13e-4)

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            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

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                              BROADCOM CORPORATION
                       (Name of Subject Company (Issuer))

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                              BROADCOM CORPORATION
                        (Name of Filing Person (Offeror))

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          Certain Options to Purchase Class A or Class B Common Stock,
            Par Value $.0001 Per Share, Having an Exercise Price Per
                             Share of $45.00 or More
                         (Title of Class of Securities)

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                                   111320 10 7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                               David A. Dull, Esq.
                       Vice President of Business Affairs,
                          General Counsel and Secretary
                              Broadcom Corporation
                               16215 Alton Parkway
                          Irvine, California 92618-3616
                                 (949) 450-8700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                               Rod J. Howard, Esq.
                            S. James DiBernardo, Esq.
                             Stephen B. Sonne, Esq.
                              Two Embarcadero Place
                                 2200 Geng Road
                           Palo Alto, California 94303
                                 (650) 424-0160

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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     The filing of this Amendment No. 4 to Schedule TO shall not be construed as an admission by Broadcom Corporation that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                             Introductory Statement

     This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on April 30, 2001, as amended, relating to our offer to exchange certain options to purchase shares of our Class A or Class B common stock, par value $.0001 per share, having an exercise price per share of $45.00 or more for new options to purchase shares of our Class A common stock upon the terms and subject to the conditions described in the Offer to Exchange dated May 24, 2001, and the related Letter of Transmittal. This Amendment No. 4 extends the Offer such that the Expiration Date shall be 11:59 p.m. Pacific Daylight (California) Time, Saturday, June 23, 2001.

Item 12.  Exhibits.

     A. Exhibit (a)(1) to the Schedule TO, is hereby amended to extend the offer period such that the Expiration Date shall be 11:59 p.m. Pacific Daylight (California) Time, Saturday, June 23, 2001.

     B. Exhibit (a)(23) to this Amendment is hereby filed as Exhibit (a)(23) to the Schedule TO.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

                                                  Broadcom Corporation


                                                  /s/ WILLIAM J. RUEHLE
                                                  ------------------------------
                                                      William J. Ruehle
                                                      Vice President and Chief
                                                      Financial Officer

Date: June 21, 2001


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                                INDEX TO EXHIBITS

  EXHIBIT
  NUMBER            DESCRIPTION
  -------           -----------

  (a)(23)      -    Form of Notice of Extension of the Expiration Date for the
                    Option Exchange Offer to 11:59 p.m. Pacific Daylight
                    (California) Time, Saturday, June 23, 2001.



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